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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2020 (MM/DD/YY) AND ENDING 12-31-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Highway 2147 West, Suite 201
(No. and Street)

Horseshoe Bay (City) TX (State) 78657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cameron Shropshire 210-265-8050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Akin, Doherty, Klein & Feuge, P.C.
(Name – *if individual, state last, first, middle name*)

8610 N New Braunfels Ave #101 (Address) San Antonio (City) TX (State) 78217 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Rix C. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Investor Services, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Officers, directors and principals may have individual or related accounts, none of which have any cross interest with the broker/dealer and all of which are fully disclosed.

SHIRLEY MAE CRISLER
My Notary ID # 10644939
Expires September 24, 2024

Signature

Rix C. Smith, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION INVESTOR SERVICES, INC.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Dominion Investor Services, Inc.
Horseshoe Bay, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Dominion Investor Services, Inc. ("Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MAIN OFFICE:

8610 N. New Braunfels, STE 101
San Antonio, TX 78217

Phone: 210.829.1300
Fax: 210.829.4080

672 Ridge Hill Dr., STE B
New Braunfels, TX 78130

Phone: 830.387.4441

616 E. Blanco, STE 300e
Boerne, TX 78006

Phone: 830.815.1100

WWW.ADKF.CPA

Auditor's Report on Supplemental Information

The supplementary information in Schedule I: Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Information in these supplementary schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

ADKF, PC

ADKF, P.C.
San Antonio, Texas
March 1, 2021

We have served as the Company's auditor since 2020

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Financial Condition
December 31, 2020

ASSETS		
Current assets:		
Cash and cash equivalents	$	416,578
Receivable from clearing organization		139,284
Receivable from other brokers and dealers		26,891
Receivable from affiliate Dominion Portfolio Management		2,978
Accounts receivable, other		2,011
Prepaid expenses		59,778
Total current assets		**647,520**
Deposit with clearing organization		25,312
Lease right of use		118,538
Fixed assets, net of accumulated depreciation		6,474
Total assets	$	**797,844**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued employee payroll	$	104,975
Payable to parent Dominion Financial Services		256
Commissions payable to affiliate Dominion Insurance Services		2,837
Commissions payable to related party registered rep shareholders		11,363
Commissions payable to non-related party registered reps		189,472
Lease liability, current portion		44,334
Accounts payable, other		23,455
Total current liabilities		**376,692**
Non-current liablities:		
Lease liabilty, non-current portion		75,021
Total Liabilities	$	**451,713**
Stockholders' equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,465 shares issued and outstanding		1,465
Paid in capital		103,942
Retained earnings		240,724
Total stockholders' equity		**346,131**
Total liabilities and stockholders' equity	$	**797,844**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Income
For the Year Ended December 31, 2020

REVENUES:		
Commission income		
Listed Commissions	$	65,479
OTC Commissions		1,051,493
Option Commissions		4,618
Commissions - Dominion Insurance Services		2,085,518
Mutual fund - Hilltop Securities		334,839
Bonds		7,696
Mutual fund direct		308,178
12B1's		1,459,063
Other		42,392
Total Commission Income		5,359,276
Other income		163,081
Interest		51,687
Total revenues		**5,574,044**
EXPENSES:		
Commissions non-related parties		3,924,810
Commissions to related party registered rep shareholders		270,057
Dominion Insurance Services commissions		36,910
Employee compensation and benefits		797,851
Clearing charges		86,328
General and administrative		144,969
Legal and professional		23,192
Rent to SMWLV LP-related party		26,816
Rent to William N Mayo-related party		4,800
Rent to non-related parties		22,491
Communication		10,617
Depreciation		5,636
Total expenses		**5,354,477**
Net income before franchise and miscellaneous taxes	**$**	**219,567**
Franchise and miscellaneous taxes		5,925
Net Income	**$**	**213,642**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2020

	Shares	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2020	**1,465**	**$ 1,465**	**$ 103,942**	**$ 377,082**	**$ 482,489**
Dividends paid	-	-	-	(350,000)	(350,000)
Net income	-	-	-	213,642	213,642
Balance December 31, 2020	**1,465**	**$ 1,465**	**$ 103,942**	**$ 240,724**	**$ 346,131**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	213,642
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation		5,636
Changes in operating assets and liabilities:		
Receivable from clearing organization		32,533
Receivables from brokers and dealers		32,963
Accounts receivable, other		638
Prepaid expenses		5,413
Lease right of use		(118,538)
Lease liabilty		119,355
Accrued payroll and commissions		19,340
Other accounts payable		(1,917)
Net cash provided by operating activities		**309,065**
Cash flows from investing activities:		
Deposit with clearing organization		(24)
Net cash used in investing activities		**(24)**
Cash flows from financing activities:		
Dividends paid		(350,000)
Net cash used in financing activities		**(350,000)**
Net increase cash		**(40,959)**
Cash at beginning of year		457,537
Cash and cash equivalents at end of year	$	**416,578**
Supplemental disclosures of cash flow information:		
Franchise and miscellaneous taxes paid	$	**5,925**
Interest paid	$	**-**

The accompanying notes are an integral part of the financial statements.

Note 1-Nature of Business

Dominion Investor Services, Inc. (the Company) was formed on December 28, 1990 and is registered with the Financial Industry Regulatory Authority (FINRA). Its brokerage accounts are insured by the Securities Investors Protection Corporation (SIPC). The Company clears its securities transactions through Hilltop Securities Inc. (Hilltop) a member of the New York Stock Exchange.

Note 2-Summary of Significant Accounting Polices

Basis of Accounting:

These financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Cash and Cash Equivalents:

The Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Management's Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Revenue Recognition:

The recognition and measurement of revenue is based on the assessment of individual agreements. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Commission income includes commissions from customers' sales or purchases of mutual funds, variable annuities, securities, equities, and bonds with the carriers or the clearing firm, Hilltop. The Company earns a commission based on agreements with the carriers or clearing firm and transactions prices are determined by breakpoints and variability of the market. The Company has identified the performance obligation for commission income to be satisfied as of the settlement date, which is generally the second business day following the trade date, as no further services are required or performed by the Company. Marketing or distribution fees, or 12b-1 fees, are paid on the basis of a contractual rate applied to the monthly, quarterly, or annual average asset value of the funds based on customers' transactions. Commissions are generally received within one month after the settlement date. No allowance for uncollectable accounts was necessary at December 31, 2020. At January 1, 2020, opening balances of accounts receivable from clearing organization, other brokers and dealers, Dominion Portfolio Management, and Dominion Insurance Services were $171,817, $59,855, $594, and $2,552, respectively.

Interest income is recognized on an accrual basis in accordance with GAAP. Other income, consisting mainly of Errors and Omissions (E&O) Income and support fees for First Investment Corporation, are recognized on an accrual basis in accordance with GAAP.

Note 2-Summary of Significant Accounting Polices-Continued

Income Taxes:

Effective January 1, 2001, the parent company Dominion Financial Services, Inc. (DFS) elected under the Internal Revenue Code to be taxed as an S-Corporation and also elected to treat the Company as a Qualified Subchapter S Subsidiary of DFS. Under those provisions, DFS does not pay federal corporate income taxes on its income. As a Qualified Subchapter S Subsidiary of DFS, the Company's income is reported on DFS's tax return and its stockholders are liable for individual income tax on their proportionate share of DFS's taxable income. These financial statements include only the accounts of Dominion Investor Services, Inc. There are also no uncertain tax positions that are required to be disclosed in accordance with Financial Accounting Standards Board ASC 740-10-50-14.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2020 the Company recorded $4,460 in Texas margin tax expense.

Date of Management's Review:

Subsequent events were evaluated through the date of the report of independent registered public accounting firm which is the date the financial statements were available to be issued.

Recent Accounting Pronouncements:

In February 2016, the FASB issued ASU No.2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. The standard was effective for annual periods beginning after December 15, 2019 and the Company adopted the new standard effective January 1, 2020. The Company recognized a right of use asset and corresponding liability of $136,751 at inception of the lease. The adoption of this standard did not materially impact operating results or net capital. Disclosures related to the amount and timing of cash flows arising from this lease are included in Note 8.

Note 3-Fixed Assets

Equipment and leasehold equipment are stated at cost. Depreciation is generally provided on a straight-line method over 5 to 7 years.

Changes in fixed assets are as follows:

	Furniture & Equipment	Leasehold Improvements	Accumulated Depreciation	Net Fixed Assets
Balance January 1, 2020	$ 336,447	$ 11,384	$ 335,721	$ 12,110
Additions	-	-	5,636	5,636
Deletions	-	-	-	-
Balance December 31, 2020	$ 336,447	$ 11,384	$ 341,357	$ 6,474

The company recorded $5,636 in depreciation expense during the year ended 2020.

Note 4-Retirement Plan

The Company established a SIMPLE IRA Plan whereby the employees can elect to contribute through a payroll deduction. The Company will match up to 3% of the employees' earnings not to exceed their elective deferral amount. The Company's contribution to the plan was $16,309 for 2020. The expense is recorded under employee compensation and benefits in the statement of income.

Note 5-Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $274,890 which was $224,890 in excess of the required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio is 1.21 to 1.

Note 6-Commitments and Contingencies

Litigation:

The Company from time to time maybe involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management:

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risk to an acceptable level. The company maintains cash deposits with banks which, from time to time, may exceed federally insured limits. The Company believes the risk of any loss is minimal.

Note 7-Concentrations of Receivables and Deposits

Hilltop Securities (HTS) clears trades for the Company and requires that a deposit of $25,000 be maintained at HTS for this service. The Company has other cash and investments deposited with HTS for a total of $271,402 as of December 31, 2020. In addition, HTS owes the Company for certain December trades and other miscellaneous charges in the amount of $139,284.

Note 8-Operating Leases

The Company determines if an arrangement is an operating lease or financing lease at commencement. The Company has determined that it has no financing arrangements at December 31, 2020. Lease assets and obligations are recognized at the lease commencement date based on present value of lease payments over the term of the lease. The Company generally uses prime rate, which is based on information available at the lease commencement date, to determine the present value of lease payments.

The Company has one operating lease for main office operations. Operating lease expense is recognized in continuing operations by amortizing the amount recorded as an asset on a straight-line basis over the lease term. In determining lease asset values, the Company considers the payment terms. Renewal or termination options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised.

Note 8-Operating Leases-Continued

At December 31, 2020 the weighted average remaining lease term was 2.6 years and the weighted average discount rate was 3.25%.

Rent expense associated with this non-cancellable operating lease agreement was $19,971 in 2020. Future commitments related to this lease agreement are as follows:

Year Ended December 31,	
2021	$47,560
2022	48,480
2023	28,599
Thereafter	-0-
Total minimum lease payments	124,639
Less imputed interest	(5,284)
Total lease liability	$119,355

Note 9-Related Party Transactions

The Company is involved in transactions with affiliated entities. The following represents assets, liabilities, revenues and expenses with related parties:

Due from affiliate Dominion Portfolio Management (Common Ownership)	$	2,978
Due to Dominion Financial Services (Parent)	$	256
Commissions payable to affiliate Dominion Insurance Services (Common Ownership)	$	2,837
Commissions payable to registered rep shareholders	$	11,363
Commissions revenue – Dominion Insurance Services (Common Ownership)	$	1,845,487
Commissions expense – Dominion Insurance Services (Common Ownership)	$	36,910
Commissions expense to registered rep shareholders	$	270,057
Rent expense – SMWLV Limited Partnership (Common Ownership)	$	26,816
Rent expense – William N. Mayo (Stockholder)	$	4,800

DOMINION INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

1 Total ownership equity from the statement of financial condition		$	346,131
2 Deduct ownership equity not allowable for net capital			-
3 Total ownership equity qualified for net capital			346,131
4 Add:			
A. Liabilities subordinated to the claims of general creditors Allowable for the computation of net capital			-
B. Other (deductions) or allowable credits			-
5 Total capital and allowable subordinated liabilities			346,131
6 Deductions and/or charges:			
A. Total non-allowable assets from the statement of financial condition:			
Receivables from brokers and dealers	$ -		
Other assets	(71,241)		(71,241)
B. Secured demand note deficiency			-
C. Commodity futures contracts and spot commodities-proprietary capital charges			-
D. Other deductions or charges			-
7 Other additions and/or allowable credits			-
8 Net capital before haircuts on security positions			274,890
9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1f):			
A. Contractual securities commitments			-
B. Subordinated securities borrowings			-
C. Trading and investment securities:			
1 Exempted securities			-
2 Debt securites			-
3 Options			-
4 Other securities			-
D. Undue concentration			-
E. Other			-
10 Net capital		$	274,890

SCHEDULE I
(continued)

DOMINION INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

Items included in the statement of financial condition:		
Accrued payroll and benefits	$	104,975
Other liabilities		228,200
Total aggregate indebtedness	$	333,175
Computation of basic net capital requirement		
Minimum net capital at 6 2/3%	$	22,212
Minimum net capital requirement	$	50,000
Excess net capital	$	224,890
Net capital	$	274,890
Ratio: aggregate indebtedness to net capital		121%

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2020 previously filed by Dominion Investor Services, Inc. on Form X-17A-5.

Dominion Investor Services Inc

Schedule II & Schedule III

December 31, 2020

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

Information Relating to The Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Dominion Investor Services, Inc.
Horseshoe Bay, Texas

We have reviewed management's statements, included in the accompanying Dominion Investor Services, Inc.'s Exemption Report, in which (1) Dominion Investor Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dominion Investor Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (exemption provisions) and (2) Dominion Investor Services, Inc. stated that Dominion Investor Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dominion Investor Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dominion Investor Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(iii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ADKF, PC

ADKF, P.C.
San Antonio, Texas
March 1, 2021

MAIN OFFICE:
8610 N. New Braunfels, STE 101
San Antonio, TX 78217
Phone: 210.829.1300
Fax: 210.829.4080

672 Ridge Hill Dr., STE B
New Braunfels, TX 78130
Phone: 830.387.4441

616 E. Blanco, STE 300e
Boerne, TX 78006
Phone: 830.815.1100

WWW.ADKF.CPA

DOMINION
INVESTOR SERVICES, INC.

Member FINRA and SIPC

March 1, 2020

EXEMPTION REPORT

It is our best knowledge and belief that Dominion Investor Services, Inc., a licensed Broker/Dealer, is exempt from the filing requirement of Rule 15c3-3 as identified in paragraph (k)(2)(ii).

Dominion Investor Services, Inc. as an introducing Broker/Dealer:

- Clears all transactions with and for customers on a fully disclosed basis with Hilltop Securities, Inc.
- Promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.
- Has no ability to clear or hold direct mutual fund or insurance products as those are issued and held by the funds and insurance companies.

Dominion Investor Services, Inc. believes it has met the identified exemption provision throughout the year ended December 31, 2020 and to the date of this report, without exception.

Regards,

DOMINION INVESTOR SERVICES, INC.

Rix C. Smith President

POST OFFICE BOX 4768 · HORSESHOE BAY, TEXAS 78657 · (210) 265-8050

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Dominion Investor Services, Inc.
Horseshoe Bay, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Dominion Investor Services, Inc. and the SIPC, solely to assist you and SIPC in evaluating Dominion Investor Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Dominion Investor Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Dominion Investor Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Dominion Investor Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

ADKF, PC

ADKF, P.C.
San Antonio, Texas
March 1, 2021

MAIN OFFICE:
8610 N. New Braunfels, STE 101
San Antonio, TX 78217
Phone: 210.829.1300
Fax: 210.829.4080

672 Ridge Hill Dr.,STE B
New Braunfels, TX 78130
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SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

39029 FINRA DEC
DOMINION INVESTOR SERVICES INC.
9000 HIGHWAY 2147 UNIT 201
HORSESHOE BAY, TX 78657-6256

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cameron Shropshire 210-265-8050

2. A. General Assessment (item 2e from page 2) $1,738

   B. Less payment made with SIPC-6 filed (**exclude interest**) (937)

   08/31/2020
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 801

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $801

   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑ $801
   Total (must be same as F above)

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dominion Investor Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26th day of February, 20 21.

Vice-President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,574,044
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,308,329
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	86,328
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less *from issuance date.*	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $20,560	
Enter the greater of line (i) or (ii)	20,560
Total deductions	4,415,217
2d. SIPC Net Operating Revenues	$1,158,827
2e. General Assessment @ .0015	$1,738
	(to page 1, line 2.A.)